Shockwave Motors, Inc.



Annual Report

2021

Annual Report 2021

Throughout this document, mentions of Shockwave Motors, Inc. refer to Shockwave Motors, a Corporation formed on February 10th, 2014 in Delaware (the "Company"). The Company's physical address is 5840 Brights Pike, Russellville, Tennessee 37860.

You may contact the Company by emailing John.McMillian@ShockwaveMotors.com. This annual report is posted on the Company's website, www.ShockwaveMotors.com. The Company may provide additional, occasional updates to investors via Netcapital.com.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Table of Contents

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Shockwave Motors, Inc. ("Shockwave Motors" or "Company") is a Corporation formed on February 10th, 2014 in Delaware (the "Company"). The Company's physical address is 5840 Brights Pike, Russellville, Tennessee 37860. The Company's website may be accessed at www.ShockwaveMotors.com

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

John Q. McMillian

Board positions with Shockwave Motors

Dates	Position	Principal Occupation
2014 to Present	Director	CEO

Positions with Shockwave Motors

Dates	Position	Responsibilities
2014 to Present	CEO	General Management

Dates	Organization	Title, Principal Business, and Responsibilities
2010 to 2021	Keurig Dr. Pepper	Talent Development, Maintenance and Operations, Lean Manufacturing
2005 to 2010	Barrette Outdoor Living	Training Center: Lean Manufacturing, Statistical Process Control, and Leadership
2004 to 2005	Carolina Turkeys	Instructional Designer
1984 to 2004	Training Solutions	Owner and Organizational Development
1977 to 1984	US Air Force	Missile Launch Crew Commander

Normand Rheault

Board positions with Shockwave Motors

Dates	Position	Principal Occupation
2014 to Present	Director	COO

Positions with Shockwave Motors

Dates	Position	Responsibilities
2014 to Present	COO	Operations

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
2012 to Present	Management Systems	Management Consulting
2006 to 2012	GENIVAR Inc.	Vice President Human Resources

1996 to 2006	DFM International	Human Resources
1980 to 1996	Enterprise Fortune 500	Human Resources

Carrie L. Fair

Board positions with Shockwave Motors

Dates	Position	Principal Occupation
2014 to Present	Director	CMO

Positions with Shockwave Motors

Dates	Position	Responsibilities
2014 to Present	CMO	Social Media and Professional Sales

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
2005 to 2014	Children of Hope	Social Director
1998 to 2005	SpeakersQuest	VP of Promotion and Talent Recruiting
1992 to 2004	Training Solutions	Marketing Manager
1988 to 1992	Mary Kay Cosmetics	District Manager

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Upon the sale of the maximum number of Shares from the current Offering, John McMillian will own 33,000 shares of COMMON STOCK, representing a voting power of 33% and Normand Rheault will own 33,000 shares of COMMON STOCK, representing a voting power of 33%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

Shockwave Motors, Inc. is an SAE certified national and international motorcycle manufacturer. We make e-mobility cool by providing high performance, three-wheeled, three-passenger, all-electric commuter vehicles that are safe, convenient, pollution free, economical, affordable, and just plain fun to drive!

Differentiation: Our initial product is the Defiant EV^3 Electric Roadster^{TM} The Roadster is a hardtop/convertible seating three people. The battery is strategically located to allow easy access and provides an ultralow center of gravity for superior stability. It travels about 50 miles on the electricity needed to produce one gallon of gasoline. The roadster has a single charge range of about 100 miles (standard battery pack). It is almost 2X as efficient as a Nissan Leaf. It recharges from a simple 120-volt outlet in approximately 8 hours, whether at home or work, providing a daily range of about 200 miles – *all this, for less than the average price of a used vehicle!* Future Products: last mile delivery, pickup truck, 4-person sedan, 2-person sports trike, and Auxiliary Power Trailer^{TM}.

In the past year, we have focused on enhancing the vintage modern style of the Roadster as well as the design, development, and fabrication of the Draco Sports Trike^{TM}, expected to begin performance testing in the summer of 2022.

Suppliers: For the most part, we are leveraging existing technology and have agreements in place with key automotive suppliers to provide "off-the-shelf" components. We worked extensively with the Quebec Advanced Transportation Institute and four universities to validated design and performance characteristics; resulting in over 1,000 pages of Intellectual Property documentation including a BOM, Manufacturing Solution, and a Memorandum of Understanding to purchase vehicle components from a European company. Additionally, we have established relationships with suppliers in China to provide critical components such as: transaxles, batteries, motor, controller, and chargers.

Vehicle Assembly Process: To clarify, we do not "manufacture", we "assemble". Virtually all the components we use are "off-the-shelf"; only the fiberglass body, chassis (patent pending), and front steering system are unique to Shockwave Motors. We will establish the initial Assembly Facility in a vacant automobile dealership, as it will have much of the infrastructure we need already in place. and initially focus on the key markets in Florida, the Caribbean, Texas, California, Washington, Oregon, New York, and Canada. A large vacant dealership facility will provide ample room for vehicle assembly, inventory, showroom display, and any necessary repairs. Simple hand tools and basic mechanical skills are all that are needed to assemble the roadster.

Distribution: The Assembly Facility will service dealerships that are either wholly owned subsidiaries of Shockwave Motors or independent (nonexclusive) franchised dealers. We are also reaching out to companies such as CarVana and Vroom for sales and distribution. Shipping is FOB the Assembly Facility.

As we expand from a few hundred sales to thousands, we will leverage joint venture/contract manufacturing in other countries to meet our needs. We are currently in the process of building these relationships.

Service and Support: Service will be provided at the Assembly Facility, at our Franchised Dealers, and via a nationwide network of approximately 1,000 established service centers, such as Jiffy Lube, Pep Boys, and/or NAPA.

5. How many employees does the Company currently have? (§ 227.201(e))

Shockwave Motors, Inc. presently has 6 employees, none of which are drawing a salary.

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

1. An investment in our company involves a significant degree of risk and uncertainty. You should carefully consider the specific factors listed below, together with the cautionary statement that follows this section and the other information included in this prospectus, before investing. If one or more of the possibilities described as risks

below actually occur, our operating results and financial condition could likely suffer and the value of our company may fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

2. We have a limited operating history and have not yet generated any revenues. Our limited operating history makes evaluating the business and future prospects difficult and may increase the risk of your investment. Shockwave Motors was formed as a corporation in February 2014 and had functioned as a partnership since 2006. We have not yet begun producing or delivering our first vehicles. To date, we have no revenues. We intend in the longer term to derive substantial revenues from sales of the Defiant EV^3 Roadster^{TM}. The Defiant EV^3 Roadster^{TM} is in development, and we do not expect to start delivering to customers until the fall of 2022 at the earliest. The Defiant EV^3 Roadster^{TM} requires additional investment prior to commercial introduction and may never be successfully developed or commercially successful. It is anticipated that we will experience an increase in losses prior to the full-scale launch of the Defiant EV^3 Roadster^{TM}. We believe, due to the tubular steel, rail dune buggy style, the Draco Sports Trike^{TM} will be easier to manufacture. A custom body may be designed at a later date.

3. For the fiscal year ended December 31, 2021, Shockwave Motors generated a loss which was paid for, in part, by the original founders. We anticipate generating a loss for the current fiscal year, which is also anticipated to be paid for by the original founders, unless additional funding is secured.

4. As a company, we have no revenues; however, *we have no debt*. Even if we are able to successfully develop the Defiant EV^3 Roadster^{TM}, there can be no assurance that we will be commercially successful. If we are to achieve profitability, we must have a successful commercial introduction and acceptance of the Defiant EV^3 Roadster^{TM} and the Draco Sports Trike^{TM}.

5. We expect the rate at which we will incur losses to increase significantly in future periods from current levels as we:
- Design, develop, refine, and manufacture the Defiant EV^3 Roadster^{TM} and the Draco Sports Trike^{TM} and its components;
- Develop and equip our manufacturing facility;
- Build up inventories of parts and components for the Defiant EV^3 Roadster^{TM} and the Draco;
- Open Shockwave Motors Dealerships;
- Expand our design, development, maintenance, and repair capabilities;
- Develop and increase our sales and marketing activities; and
- Develop and increase our manufacturing and administrative functions to support our growing operations.

6. Because we will incur the costs and expenses from these and other efforts before we receive any revenues with respect thereto, our losses in future periods will be significantly greater than the losses we would incur if we developed the business more slowly. In addition, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in increases in our revenues, which would further increase our losses.

7. The design, manufacture, sale and servicing of motorcycles is a capital-intensive business. Assuming we successfully raise the initial funds, we need to establish our manufacturing facility, we estimate that we will need additional funds to expand into other markets. We will need to raise these additional funds through the issuance of equity, equity-related, or debt securities or through obtaining credit from government or financial institutions. This capital will be necessary to fund ongoing operations, continue research, development and design efforts, establish sales centers, improve infrastructure, and make the investments in tooling and manufacturing equipment required to launch the Defiant EV^3 Roadster. We cannot assure anyone that we will be able to raise additional funds when needed. Terms of subsequent financings may adversely impact your investment.

8. We may have to engage in common equity, debt, or preferred stock financing in the future. Your rights and the value of your investment in the common stock could be reduced. Interest on debt securities could increase costs

and negatively impacts operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if we need to raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Shares of common stock which we sell could be sold into any market which develops, which could adversely affect the market price.

9. We face barriers in our attempt to produce the Defiant EV^3 Roadster^{TM} and the Sports Trike; if we cannot successfully overcome those barriers the business will be negatively impacted. We currently have a prototype of the Defiant EV^3 Roadster, but do not have a full production intent prototype, a final CAD package, a built-out manufacturing facility, or finalized manufacturing processes. We are presently building the prototype of the Draco Sports Trike^{TM}. The traditional automobile industry has been characterized by significant barriers to entry, including large capital requirements, investment costs of designing and manufacturing vehicles, long lead times to bring vehicles to market from the concept and design stage, the need for specialized design and development expertise, regulatory requirements, and establishing a brand name and image and the need to establish sales and service locations. As a manufacturer and seller of three-wheeled vehicles, we face a variety of challenges to entry similar to, but not nearly as substantial, as those an automobile manufacturer would encounter. Our challenges include, but are not limited to, additional costs of enhancing the vehicle suspension, chassis, and other systems with comparable performance to a traditional, four-wheeled gasoline powered, electric, or hybrid vehicle in terms of range and power. Additionally, we are presently inexperience with servicing vehicles, and there is relatively unproven customer demand for three-wheeled vehicles. We must successfully overcome these barriers to be profitable.

10. Our success is dependent upon consumers' willingness to adopt three-wheeled, front and back seated, three-passenger vehicles. If we cannot develop sufficient market demand for three-wheeled vehicles, we will not be successful. Factors that may influence the acceptance of three-wheeled vehicles include:
- Perceptions about three-wheeled vehicle comfort, quality, safety, design, performance and cost;
- The availability of alternative fuel vehicles, including plug-in hybrid electric and other all-electric vehicles;
- Improvements in the fuel economy of the internal combustion engine;
- The environmental consciousness of consumers;
- Volatility in the cost of oil and gasoline; and
- Government regulations and economic incentives promoting fuel efficiency and alternate forms of transportation.

11. Developments and improvements in alternative technologies such as hybrid engine or plug-in electric vehicles or in the internal combustion engine or continued low retail gasoline prices may materially and adversely affect the demand for our three-wheeled vehicles. Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways that we do not currently anticipate. If alternative energy engines or low gasoline prices make existing four-wheeled vehicles with greater passenger and cargo capacities less expensive to operate, we may not be able to compete with manufacturers of such vehicles.

12. We face several regulatory hurdles. The Defiant EV^3 Roadster^{TM} and the Draco Sports Trike^{TM} will need to comply with governmental standards and regulations as they apply to the Motorcycle\Autocycle vehicle category. In addition, assembly facilities such as ours will be subject to standards regulating safety, air emissions, water discharges, and the handling and disposal of any hazardous substances. Compliance with all of these requirements may delay our production launch, thereby adversely affecting our business and financial condition.

13. Our proposed distribution model is different from the distribution model currently used by automobile manufacturers and more closely resembles that of Motorcycle, ATV, or Neighborhood Electric Vehicle (NEV) distributors. We plan to sell our vehicles via a dealership network that may be composed of both franchised

dealers and wholly owned subsidiaries of the Company. This model is relatively new and unproven. It also subjects us to substantial risk as it requires a significant expenditure to establish company-owned stores and provides for slower expansion of our distribution and sales systems than may be possible by utilizing a more traditional dealer franchise system. Some state laws regulate the manufacture, distribution, and sale of motor vehicles, and generally require motor vehicle manufacturers and dealers to be licensed in order to sell vehicles directly to consumers in the state. Therefore, we will need to secure dealer licenses to sell directly to consumers. Additionally, we may establish assembly facilities in several key electric vehicle markets in the United States and eventually other countries as needed to support the dealer network. This effort may be time-consuming and costly. Moreover, we will be competing with companies with well established distribution channels. In states where the direct sale of vehicles is prohibited, it is anticipated that we would operate exclusively via a franchised dealer network. At any given time, customers will able to view the Defiant EV^3 Roadster^{TM} and Draco Sports Trike^{TM} then go to the Company's website to complete their purchase.

 14. Volatility of demand in the vehicle industry may materially and adversely affect our business prospects, operating results and financial condition. The markets in which we will be competing have been subject to considerable volatility in demand in recent periods. For example, according to automotive and electric vehicle industry sources, sales of passenger electric vehicles in North America during the last year have been relatively slow, due mostly to the overall lower gasoline prices. Demand for electric vehicle sales depends to a large extent on general, economic, political, and social conditions in a given market and the introduction of new vehicles and technologies. As a new start-up manufacturer, we will have fewer financial resources than more established vehicle manufacturers to withstand changes in the market and disruptions in demand.

15. The ownership of our common stock is concentrated among existing founder and co-founders and Netcapital investors. Upon the sale of all of the shares offered at this time, our executive officers/directors will continue to own beneficially, in the aggregate, a majority of the outstanding shares. As a result, they will be able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, amendments to our Articles of Incorporation, and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change in control of Shockwave Motors, Inc. or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders.

16. There is currently no public trading market for our common stock, and an active market may not develop or be sustained. If an active public trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your shares at any price. Even if a public market does develop, the market price could decline below the amount you paid for your shares.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Stock	100,000	29,388	Yes	N/A

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

The securities are valued at the Issuer's discretion. In the future, the securities will be valued by the market.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of Shockwave Motors, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in Shockwave and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
N/A	N/A	N/A	N/A



13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
6 Jan 20	Common Stock	$32,742	4(a)(6)	Working Capital

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

DOES NOT APPLY.

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

Personal investments to date have resulted in the creation of our original "proof-of concept", as well as two prototype roadsters. During the last 12 years, the partners have invested approximately $500,000 from cash, sponsorships, labor, in-kind services, winning pitch contests, and other materials. As a direct result of our efforts, we have final body and chassis designs; suppliers identified, and completed fabrication of the Minimum Viable Product (MVP) roadster.

At this point, Shockwave Motors, Inc. is debt free. The financing provided by the founders has been capital contributions to the business.

To value the Company, we used the High Tech Startup Valuation Estimator, which is an online tool that was developed by Cayenne Consulting to assist entrepreneurs and investors in estimating the pre-money valuation of start-up enterprises. The calculator they created uses 25 questions to appraise the progress of the new venture and calculate a pre-money valuation for investment purposes. The Cayenne Consulting analysis for Shockwave Motors, Inc. resulted in a "pre-money value" of $3,730,000.

In the year 2021, our total operating expenses increased significantly due to the participation in the Newchip Accelerator program and the Netcapital equity crowdfunding program and associated marketing efforts. During January 2021, the crowdfunding effort resulted in the sales of an additional 55 shares of stock valued at $53.50 per share. The total raised was $2942.50. The majority of these funds will be used to continue advertising and building the new Draco Sports Trike™.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

Shockwave Motors, Inc. has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Shockwave Motors, Inc. will file a report electronically with the SEC annually and post the report on its web site ([www.ShockwaveMotors.com) no later than 120 days after the end of each fiscal year covered by the report.

I, John Q. McMillian, certify that:

(1) the financial statements of Shockwave Motors, Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of Shockwave Motors, Inc. included in this Form reflects accurately the information reported on the tax return for Shockwave Motors, Inc. filed for the fiscal year ended Dec 31st, 2021.



John Q. McMillian

CEO

29th, March 2022

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Shockwave Motors, Inc.

A Delaware Corporation

Financial Statements (Unaudited)

December 31, 2021

Shockwave Motors, Inc.

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Shockwave Motors TVA	8,111.27
Total Bank Accounts	**$8,111.27**
Total Current Assets	**$8,111.27**
TOTAL ASSETS	**$8,111.27**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Opening Balance Equity	24,572.40
Retained Earnings	
Net Income	-16,461.13
Total Equity	**$8,111.27**
TOTAL LIABILITIES AND EQUITY	**$8,111.27**

Shockwave Motors, Inc.

Profit and Loss
January - December 2021

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Advertising & Marketing	7,285.21
Bank Charges & Fees	150.00
Harvard Business	529.00
Job Supplies	42.39
Meals & Entertainment	261.53
Office Supplies & Software	292.28
Other Business Expenses	519.69
Taxes & Licenses	30.60
Travel	1,661.99
Total Expenses	**$10,772.69**
NET OPERATING INCOME	**$ -10,772.69**
Other Income	
Dividend Income	30.73
Total Other Income	**$30.73**
Other Expenses	
Prototype Manufacturing	5,719.17
Total Other Expenses	**$5,719.17**
NET OTHER INCOME	**$ -5,688.44**
NET INCOME	**$ -16,461.13**

Shockwave Motors, Inc.

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-16,461.13
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**$ -16,461.13**
NET CASH INCREASE FOR PERIOD	$ -16,461.13
Cash at beginning of period	24,572.40
CASH AT END OF PERIOD	$8,111.27

Shockwave Motors, Inc.

A Delaware Corporation

Financial Statements (Unaudited)

December 31, 2020

Income Statement

Shockwave Motors, Inc.
1 Jan 2020 to 31 Dec 2020

(Unaudited)

Financial Statements in U.S. Dollars

Revenue

Sale of Stock via NetCapital	29,800
Less: Sales Returns and Allowances	
Net Sales	29,800

Cost of Goods Sold

Beginning Inventory	
Add: Purchases	
Freight-in	
Direct Labor	
Indirect Expenses	
Inventory Available	0
Less: Ending Inventory	
Cost of Goods Sold	0
Gross Profit (Loss)	29,800

Expenses

Advertising on Facebook	1,905
American Consulting	6,290
Bad Debts	
Bank Charges	
Commissions	
Contract Labor For FaceBook Marketing (Regulation Marketing)	492
Depreciation	
Dues and Subscriptions	35
Experian	31
Insurance	
LinkedIn Sales Navigator	878
Licenses and Administrative Fees	975
NetCapital Backend and Portal Fees	5,460
NewChip Accelerator Training Program	2,189
Press Release	50
Postage	8
PenFed Credit Union	5
Pinnacle Studio Video Editor	43
Supplies	
Telephone	783
Travel	
Utilities	
Vehicle Expenses	
Wages	
Total Expenses	19,143
Net Operating Income	$10,656.36

Other Income

Gain (Loss) on Sale of Assets	
Capital Contributions	$19,143.14
Total Other Income	$19,143.14
Net Income (Loss)	$29,799.50

Shockwave Motors, Inc. Balance Sheet

(Unaudited)

For the Period Ending December 31, 2020

ASSETS

Current assets		
Cash and cash equivalents	$30,200	
Roadster Development	$308,977	
Accounts receivable		
Inventories		
Deferred income taxes		
Prepaid expenses and other current assets	$0	
Total current assets	**$339,177**	

Fixed assets		
Property, plant and equipment at cost		
Less accumulated depreciation		
Total fixed assets	**$0**	

Other assets		
Long-term cash investments		
Equity investments		
Deferred income taxes		
Other assets		
Total Other Assets		
Total Assets	**$339,177**	

LIABILITIES & SHAREHOLDERS' EQUITY

Current liabilities		
Loans payable and current portion long-term debt [H]	$0	
Accounts payable and accrued expenses	$0	
Income taxes payable	$0	
Accrued retirement and profit-sharing contributions	$0	
Total current liabilities	**$0**	

Other liabilities		
Long-term debt		
Cmmon Stock, (par value $.01) 100k authorized, 70,557 issued	$30,500	
Accumulated Deficit	($71,094)	
Additional Paid in Capital	$379,771	

Total Other Liabilities	**$339,177**	
Total Liabilities and Shareholders' Equity	**$339,177**	

Shockwave Motors Cash Flow

Cash flow summary (Unaudited)	1 Jan 20 to 31 Dec 20
Initial cash balance	400
Final cash balance	24,572

Operating cash flow

Operating income	
Customer receipts	-
Miscellaneous receipts	-
Total operating income	-
Operating expenses	
Advertising on FaceBook	1,905
American Consulting	6,290
Contract Labor for Facebook Markwting	492
Dues and Subsriptions	35
Experian	31
LinkedIn Sales Navigator	878
Licenses and Administrative Fees	975
NetCapital Backend and Portal Fees	5,460
NewChip Accelerator Training Program	2,189
Press Release	50
Postage	8
PenFed Credit Union	5
Pinnacle Studio Video Editor	43
Telephone	783
Taxes	-
Total operating expenses	19,143

Investment cash flow

Investment income	
Sale of property	-
Liquidation of investments	-
Total investment income	-
Investment expenses	
Payments	-
Capital expenditures	-
Purchases	-
Other	-
Total investment expenses	-

Financing cash flow

Financing income	
New borrowing	-
Stock issuance	29,800
Capital contributions	19,143
Total financing income	48,943
Financing expenses	
Loan repayments	-
Dividends paid	-
Other distributions	-
Total financing expenses	-

Shockwave Motors, Inc. Statement of Changes in Shareholders Equity
For the Year Ending December 31, 2020
(Unaudited)

| | Common Stock | | Additional Paid | Accumulated | Total Shareholder's |
	Shares	Amount	in Capital	Deficit	Equity
Balance December 31, 2019	70,000	700	360,628	($51,951)	309,377
Capital Contributions	557	29,800	19,143		48,943
Net Gain/Loss				($19,143)	($19,143)
Balance December 31, 2020	70,557	30,500	379,771	($71,094)	339,177

Shockwave Motors, Inc.

A Delaware Corporation

Financial Statements (Unaudited)

December 31, 2019 and 2018

Shockwave Motors Inc.
Statements of Comprehensive Income
(Unaudited)

	Year Ended December 31, 2019	Year Ended December 31, 2018
Revenue	$ -	$ -
Cost of sales		-
Gross profit	-	-
Operating expenses:		
Advertising	862	-
Contract labor	-	1,000
Vehicle expense	1,050	793
Travel	997	1,414
General and administrative	5,587	2,054
Total operating expenses	8,496	5,261
Loss from operations	(8,496)	(5,261)
Other income / (expense)	5,000	-
Loss before income taxes	(3,496)	(5,261)
Provision for income taxes	-	-
Net loss	$ (3,496)	$ (5,261)

25

Shockwave Motors Inc.
Balance Sheets
(Unaudited)

	December 31, 2019		December 31, 2018	
ASSETS				
Cash and cash equivalents	$	400	$	452
Total current assets		400		452
Roadster development costs		308,977		308,977
TOTAL ASSETS	$	309,377	$	309,429
LIABILITIES AND SHAREHOLDERS' EQUITY				
Accounts payable and accrued expenses	$	-	$	-
Total current liabilities		-		-
Commitments and contingencies		-		-
Common stock, par value $0.001, 100,000 shares authorized;				
70,000 issued and outstanding at December 31, 2019 and 2018		700		700
Additional paid in capital		360,628		357,184
Accumulated deficit		(51,951)		(48,455)
Total shareholders' equity		309,377		309,429
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	309,377	$	309,429

Shockwave Motors Inc.
Statements of Cash Flows
(Unaudited)

	Year Ended December 31, 2019	Year Ended December 31, 2018
Cash flows from operating activities:		
Net income (loss)	$ (3,496)	$ (5,261)
Changes in operating assets and liabilities:		
	-	-
Net cash provided by operating activities	(3,496)	(5,261)
Cash flows from investing activities	-	-
Net cash used in investing activities	-	-
Cash flows from financing activities:		
Capital contributions	3,444	5,457
Net cash provided by financing activities	3,444	5,457
Net cash increase for period	(52)	196
Cash at beginning of period	452	256
Cash at end of period	$ 400	$ 452
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ -	$ -
Interest	$ -	$ -

Shockwave Motors Inc.
Statements of Changes in Shareholders' Equity
For the Years Ended December 31, 2019 and 2018
(Unaudited)

	Common Stock		Addition Paid in Capital	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount			
Balance, December 31, 2017	70,000	$ 700	$ 351,727	$ (43,194)	$ 309,233
Capital contributons			5,457		5,457
Net loss				(5,261)	(5,261)
Balance, December 31, 2018	70,000	700	357,184	(48,455)	309,429
Capital contributons			3,444		3,444
Net loss				(3,496)	(3,496)
Balance, December 31, 2019	70,000	$ 700	$ 360,628	$ (51,951)	$ 309,377